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                    May 14, 2024

       Gyuheyn Jeon
       Chief Executive Officer
       Reelcause Inc.
       4760 S. Pecos Road, Suite 103
       Las Vegas, NV 89121

                                                        Re: Reelcause Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 29,
2024
                                                            File No. 000-56627

       Dear Gyuheyn Jeon:

               We issued comments to you on the above captioned filing on March 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 28, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              William B. Barnett,
Esq.